Exhibit 12
NEENAH PAPER, INC. AND SUBSIDIARIES
STATEMENT REGARDING THE COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions, except ratio of earnings to fixed charges)

	Year ended December 31,
	2016	2015	2014	2013	2012
Income from continuing operations before taxes	103.0	89.9	75.5	71.6	53.5
Plus fixed charges	13.3	13.5	12.9	12.6	14.8
Numerator	116.3	103.4	88.4	84.2	68.3
Interest expense (including amortization of debt issuance costs)	11.2	11.7	11.4	11.2	13.5
Interest portion of rent expense (a)	2.1	1.8	1.5	1.4	1.3
Fixed charges	13.3	13.5	12.9	12.6	14.8
Ratio of earnings to fixed charges	8.7x	7.7x	6.9x	6.7x	4.6x
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(a) Represents one-third of rent expense which is deemed to be the financing portion of the lease agreements.